FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software and Oracle Platinum Partner CD Group Announce Mutual Partnership and First Joint Business Win

Press Release

Magic Software and Oracle Platinum Partner CD Group Announce Mutual Partnership and First Joint Business Win

CD Group, an Oracle Platinum Partner and leading JD Edwards reseller and consulting firm, installs Magic Software’s iBOLT business integration suite for a leading automotive aftermarket retailer

Laguna Hills, Calif., USA, February 14, 2011 – Magic Software Enterprises (NASDAQ:MGIC), a global provider of cloud and on-premise application platforms and business integration solutions, today announced a partnership with CD Group, an award-winning Oracle Platinum Partner headquartered in Norcross, Georgia, USA. In its first iBOLT deal, CD Group has sold Magic Software’s iBOLT for Oracle JD Edwards to a leading supplier of automotive products and services.

“Magic Software provides the kind of excellent solutions for business process integration and interfaces that our consultants and customers can use to solve urgent business and IT priorities,” said Larry Campbell, President of CD Group. “Our first joint win clearly demonstrates that Magic Software’s solutions are a perfect fit for many of our clients.”

With Magic Software’s solutions, CD Group plans to enhance and extend JD Edwards applications by providing software and services for integration and consolidated interfaces that span an enterprise and its trading partners. Using Magic Software’s iBOLT Integration Suite, a JD Edwards ERP system can be integrated with a wide variety of third-party software including SharePoint, eCommerce systems and logistics systems.

“We look forward to a long and mutually beneficial business relationship in which CD Group can apply our software solutions to the needs of JD Edwards World and EnterpriseOne ERP customers requiring enhanced business process integration and application interfaces,” said Regev Yativ, CEO of Magic Software Enterprises Americas. “CD Group has already demonstrated its ability to win new business for Magic Software by closing its first deal in the automotive aftermarket industry.”

About CD Group

CD Group is a leading provider of enterprise application and technology solutions to emerging, mid-size and large companies. Headquartered in Norcross, Georgia, they are the winners of two Oracle Titan awards for ERP and Systems Integration as well as being an Oracle Platinum Partner. They provide a full range of solutions and services including: Business Consulting, Business Intelligence, JD Edwards consulting services, integration consulting services, technology consulting services, and hardware products. For additional information, visit www.cdgroup.com.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platforms and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, the integration of the newly acquired IT services assets and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. Oracle is a registered trademark of Oracle Corporation and/or its affiliates.  All other trademarks are the trademarks of their respective owners.

Magic Software Media Contacts:

Media Contacts:

USA Cathy Caldeira Metis Communications Tel: +1-617-236-0500 Email: magicsoftware@metiscomm.com	Global Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software and Oracle Platinum Partner CD Group Announce Mutual Partnership and First Joint Business Win

Exhibit 10.1